Exhibit 99.1

Genius Group increases Bitcoin Treasury to $35 million,

ahead of schedule towards $120 million target.

SINGAPORE, January 10, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced that it had increased its Bitcoin purchases for its Bitcoin Treasury by an additional $5 million to 372 Bitcoin for $35 million, at an average price of $94,047 per Bitcoin.

The total purchase of $35 million of Bitcoin has been made within two months of the Company’s announcement on November 12 of its “Bitcoin-first” strategy that it is committing 90% or more of its current and future reserves to be held in Bitcoin, with an initial target of $120 million in Bitcoin. The milestone to reach 30% of the initial target is ahead of the Company’s target schedule.

As at Thursday 9, 2024, the Company’s Bitcoin Treasury of 372 Bitcoin had a market value of $35 million based on the Bitcoin price of US$94,000 per Bitcoin. The Company’s market cap was $42 million based on 66.0 million issued shares and the share price of $0.64 at market close on Thursday 9, 2024. This gives the Company a BTC / Price ratio of 83%, with the ratio calculated by dividing the market value of the Company’s Bitcoin Treasury by its market cap.

The company has increased its Bitcoin loan with crypto-backed loan platform Arch Lending from $10 million to $14 million, giving the Company a current loan-to-value ratio of 40%.

The Company has also approved a Founder Compensation Plan with Founder and CEO, Roger Hamilton, with milestones up to a target of $1 billion market cap within 10 years that incorporate milestones and goals for the growth of the Bitcoin Treasury to $1 billion in net asset value. Details of the plan can be found in the accompanying 6K filed by the Company with the SEC as of today’s date.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America
(949) 259-4987
GNS@mzgroup.us
www.mzgroup.us